UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933


1(a) Name of Issuer           (b) IRS Ident. No.  (c) SEC File No.

     Wit Capital Group, Inc.      13-3900397          0-26225
  -------------------------    -----------------   ---------------
1(d) Address of Issuer  Street     City      State   Zip     (e) Phone #

     826 Broadway, 6th Floor      New York  NY     10003       (212) 253-4400
  ------------------------------------------------------- -----------
2(a) Name of Person for                (b) IRS       (c) Relationship
     Whose Account the                     Ident.        to
     Securities are to                     No.           Issuer
     Be Sold

     Pequot Offshore Private Equity Fund,    N/A (foreign)
     Inc.
  ------------------------  -----------   ----------------

2(d) Address Street       City         State     Zip

     500 Nyala Farm Road  Westport      CT        06880
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the SEC File Number.


3(a) Title of         (b) Name and                 SEC ONLY       (c) Number
    the Class of          Address of               Broker-Dealer      of Shares
    Securities            Each Broker              File Number        or Other
    To be Sold            Through Whom                                Units to
                          the Securities                              be Sold
                          are to be
                          Offered or
                          Each Market
                          Maker who is
                          Acquiring the
                          Securities

    Common Stock          Warburg Dillon Read, Inc.                     39,334
                          677 Washington Boulevard
                          Stamford, CT 06901
 -----------------    -------------------          ----------       -----------
3(d) Aggregate       (e) Number of    (f) Approximate   (g) Name of
     Market Value        Shares or        Date of Sale      Each
                         Other Units      (Mo. Day Yr.)     Securities
                         Outstanding                        Exchange

     705,554             72,861,675      12/7/99           NASD
-----------------    ---------------  ---------------  --------------


TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of        Date you      Nature of Acquisition   Name of Person
the Class       Acquired      Transaction             From Whom Acquired
Series B Preferred 5/20/98    Private Placement       Wit Capital Group, Inc.
Common Stock       5/20/98    Private Placement       Wit Capital Group, Inc.

---------    --------   -------------------------  ------------------

Amount of    Date of    Nature of Payment
Securities   Payment
Acquired

28,096*      5/20/98     cash
28,096**     5/20/98     cash

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* The 28,096 shares of Series B Preferred Stock were converted into 19,667 Class C common stock on 6/9/99. On 12/7/99, such shares will convert into 19,667 shares of Common Stock.
** The 28,096 shares of common stock were converted into 19,667 shares of Class C common stock on 5/26/99. On 12/7/99, such shares will convert into 19,667 shares of Common Stock.

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address            Title of     Date   Amount of    Gross
Of Seller                   Securities   of     Securities   Proceeds
                            Sold         Sale   Sold

None                          --          --      --            --
------------------------    ----------   -----  ----------  ---------
Remarks:





The person for whose account the Securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

  12/6/99          /S/ Kevin E. O'Brien, Authorized Member
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Date of Notice             Signature